FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.
Exact Name of Registrant as Specified in Charter

0001305551
Registrant CIK Number

Form 8-K, June 27, 2005, Series 2005-3

56-2483326 333-119686

Name of Person Filing the Document
(If Other than the Registrant)

05059080

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________
Name: John R. Cuti
Title: Secretary

Dated: June 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[713,719,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June [20], 2005

COMPUTATIONAL MATERIALS DISCLAIMER

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CONTACTS

MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com
Edgar Seah	212-449-3659	edgar_seah@ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Oleg Saitskiy	212-449-1901	oleg_saitskiy@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com

$[713,719,000] (approx.)
Mortgage-Backed Notes, Series 2005-3

Characteristics of the Notes (1), (2), (3):

Class	Expected Class Size $	Expected Ratings (S&P/Moody's)	Bond Type	Interest Accrual Basis	WAL (yrs) To Call/ Maturity[1]	Pmt. Window (mos.) to Call/Maturity[2]	Final Scheduled Maturity
A-1	530,581,000	AAA/Aaa	Super Senior/ Floater[4]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
A-2	58,953,000	AAA/Aaa	Senior Support/ Floater[4]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
M-1	53,429,000	AAA/NR	Mezzanine/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
M-2	25,270,000	AA+/NR	Mezzanine/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
M-3	17,328,000	AA/NR	Mezzanine/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
M-4	3,610,000	AA-/NR	Mezzanine/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
B-1	12,274,000	A/NR	Subordinate/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
B-2	7,220,000	BBB+/NR	Subordinate/Floater[5]	30/360	2.77/3.37	1 - 67/1 - 208	August 2035
B-3	5,054,000	BBB/NR	Subordinate/Floater[5]	30/360	Information Not Provided Hereby		
Total							

(1) Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%. Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization and excess spread.

(2) Pricing Prepayment Assumption: 25% CPR.

(3) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes and Class A-2 Notes by the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes (and, in the case of the Class A-1 Notes only, also by the Class A-2 Notes), subordination provided to the Class M Notes and Class B Notes by each class of Class M Notes and Class B Notes subordinate thereto, overcollateralization and excess spread all to the extent described herein. The expected initial credit enhancement percentages are described above. The initial overcollateralization amount will equal [1.15]% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for each of the Class A-1 Notes and Class A-2 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [TBD]% and [TBD]% per annum, respectively, (b) 11.50% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class A-1 Notes and Class A-2 Notes will increase to 2 times its respective original margin.

(5) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes will be a per annum rate equal to (a) One-Month LIBOR plus [TBD]%, [TBD]%, [TBD]%, [TBD]%, [TBD]%, [TBD]% and [TBD]% per annum respectively, (b) 11.50% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes will increase to [1.5] times its respective original margin.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of 6 months, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin.

- 85.66% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately 25.27% of the mortgage loans have penalties for full or partial prepayments which will be retained by MortgageIT as servicer.
- Approximately 38.56% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 51.83% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (44.91%) and Arizona (11.67%)
- The weighted average FICO score is 732.
- The weighted average LTV is 74.81%. The weighted average CLTV including subordinate financing at the time of origination is 83.42%.
- Substantially all the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately 66.82% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the tables attached hereto.

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT, Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Greenwich Capital Markets, Inc. and Lehman Brothers Inc.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Corridor Contract Counterparty:	[TBD]
Rating Agencies:	Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Notes:	The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes (collectively, the "Notes"). The Notes (other than the Class B-3 Notes) are the "Offered Notes". The Class M-1, Class M-2, Class M-3 and Class M-4 Notes are the "Class M Notes". The Class B-1, Class B-2 and Class B-3 Notes are the "Class B Notes".
Cut-off Date:	June 1, 2005.
Settlement Date:	On or about June [28], 2005.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in July 2005.
Optional Clean-Up Call:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that the Seller or an affiliate will retain the Owner Trust Certificate.

Registration:	All of the Notes will be available in book-entry form through DTC, Euroclear and Clearstream.
Minimum Denominations:	All of the Notes will be issued in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	The issuer of the Notes will be a Delaware statutory owner trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.
SMMEA Eligibility:	The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The Sub-Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Sub-Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Sub-Servicer fails to make delinquency advances, the Servicer or the Master Servicer will be obligated to make such advances.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate of 0.375% per annum. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.
Interest Payments:	On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid. The "Accrual Period" for the Notes will be the period from and including the preceding Payment Date (or from the Closing Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The Indenture Trustee will calculate interest on all the Notes on a 30/360 basis notwithstanding the number of days in the related Accrual Period. The Notes will settle without accrued interest on the Closing Date.

Credit Enhancement:

Subordination

Initially, [26.52]% for the Class A-1 Notes, [18.35]% for the Class A-2 Notes, [10.95]% for the Class M-1 Notes, [7.45]% for the Class M-2 Notes, [5.05]% for the Class M-3 Notes, [4.55]% for the Class M-4 Notes, [2.85]% for the Class B-1 Notes, [1.85]% for the Class B-2 Notes and [1.15]% for the Class B-3 Notes.

Overcollateralization ("OC"):

Initial (% Orig.)	[1.15]%
OC Target Amount (% Orig.)	[1.15]%
Stepdown (% Current)	[2.30]%
OC Floor (% Orig.)	0.50%

Excess spread (excluding any payments received by the trust under the Corridor Contract): Will initially be equal to approximately [2.20]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the Overcollateralization Target Amount.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Dates with interest thereon at the related Note Interest Rate.

Basis Risk Shortfall Carryforward Amount: As of any Payment Date on which the Note Interest Rate for a class of Notes is calculated based on the Available Funds Rate, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest on such Notes calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) 11.50% per annum over (b) the amount of Accrued Note Interest calculated thereon using a Note Interest Rate equal to the related Available Funds Rate for such Payment Date (such amount, the "Basis Risk Shortfall Carryforward Amount") and (ii) the Basis Risk Shortfall Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Available Funds Rate:	For any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
Principal Distribution Amount:	With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date.
Extra Principal Distribution Amount:	With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.
Net Monthly Excess Cashflow:	For any Payment Date, the excess of (x) the available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest and Principal Funds for the Notes.
Priority of Payments:	On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Interest will be distributed pro rata to the holders of the Class A-1 Notes and Class A-2 Notes, and then sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:

Principal will be distributed to the extent of the Basic Principal Distribution Amount to the holders of all the Notes, pro rata.

Net Monthly Excess Cashflow:

On each Payment Date, the Net Monthly Excess Cashflow will be distributed in the following order of priority:

(1) to the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, pro rata, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;

(2) sequentially to the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, in that order, an amount equal to the Allocated Realized Loss

Amount for such Notes;

(3) sequentially to the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3, in that order, any related Basis Risk Carryforward Amount for such Notes on such Payment Date after first applying the proceeds (if any) received under the Corridor Contract on or immediately prior to such Payment Date, such proceeds being applied among the Notes on the same basis as set out earlier in this paragraph (3); and

(4) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date, (a) if such Payment Date is prior to the Stepdown Date, [1.15]% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Stepdown Date, the greater of (i) [2.30]% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the Overcollateralization Floor; provided, however, that if a Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount shall equal the Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the mortgage loans during the related Prepayment Period) exceeds (ii) the aggregate principal balance of the Notes (after giving effect to distributions to those Notes of the related Basic Principal Distribution Amount on such Payment Date).

Step-Down Date: The later to occur of (x) the Payment Date in [July] 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [TBD]% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (ii) cumulative Realized Losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[TBD]% in the first month plus an additional 1/12th of [TBD]% for every month thereafter
Months 49-60	[TBD]% in the first month plus an additional 1/12th of [TBD]% for every month thereafter
Months 61-72	[TBD]% in the first month plus an additional 1/12th of [TBD]% for every month thereafter
Month 73 and thereafter	[TBD]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Payment Date.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B-3 Notes until their Note Principal Balance is reduced to zero, fourth, to the Class B-2 Notes until their Note Principal Balance is reduced to zero, fifth, to the Class B-1 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class M-4 Notes until their Note Principal Balance is reduced to zero, seventh, to the Class M-3 Notes until their Note Principal Balance is reduced to zero, eighth, to the Class M-2 Notes until their Note Principal Balance is reduced to zero and ninth, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class A-2 Notes until their Note Principal Balance is reduced to zero, and then to the Class A-1 Notes.

Once Realized Losses have been allocated to any class of Notes, such amounts with respect to such Notes will no longer accrue interest. However, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Dates.

Corridor Contract:

The issuer will benefit from a series of interest rate cap payments from the Corridor Contract Counterparty pursuant to a corridor contract (the "Corridor Contract"), which is intended partially to mitigate the interest rate risk with respect to the Notes that could result from the difference between the Note Interest Rate on any Class of Notes (calculated as if it were not subject to the Available Funds Rate) and the Available Funds Rate.

On each Payment Date, payments under the Corridor Contract will be made to the extent one-month LIBOR (as determined pursuant to, and subject to limits set forth in the Corridor Contract) exceeds the fixed rate set forth in the Corridor Contract, with such excess applied to a notional amount based on an amortization schedule applying 20% CPR through [May 25, 2010] (the "Corridor Contract Termination Date"). After the Corridor Contract Termination Date the notional amount will be equal to zero.

The notional amount schedule for the Corridor Contract is attached hereto.

Prospectus:

The Notes will be offered pursuant to a prospectus which includes a prospectus supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus. Sales of the Notes may not be consummated unless the purchaser has received the Prospectus.

COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance		$722,026,550	
Aggregate Original Principal Balance		$722,105,587	
Number of Mortgage Loans		2,667	
	Minimum	Maximum	Average (1)
Original Principal Balance	$27,200	$1,000,000	$270,756
Outstanding Principal Balance	$27,092	$1,000,000	$270,726
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	360	360	360
Stated remaining Term (mos)	353	360	359
Loan Age (mos)	0	7	1
Current Interest Rate	3.750%	7.125%	5.798%
Initial Interest Rate Cap	2.000%	6.000%	5.666%
Periodic Rate Cap	2.000%	2.000%	2.000%
Gross Margin	2.000%	2.750%	2.287%
Maximum Mortgage Rate	9.250%	18.250%	11.661%
Minimum Mortgage Rate	2.000%	4.950%	2.289%
Months to Roll	4	61	53
Original Loan-to-Value	16.71%	95.00%	74.81%
Credit Score (3)	621	819	732
	Earliest	Latest	
Maturity Date	11/01/2034	07/01/2035	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Occupancy	
Primary	85.37%
Investment	10.84%
Second Home	3.79%

Loan Type	
ARM	100.00%

Amortization Type	
Fully Amortizing	14.34%
Interest Only	85.66%

Year of Origination	Percent of Mortgage Pool
2004	0.19%
2005	99.81%

Loan Purpose	
Purchase	58.32%
Refinance - Cashout	27.95%
Refinance - Rate/Term	13.72%

Property Type	
Single Family	59.02%
Planned Unit Development	25.24%
Condominium	10.92%
Two- to Four-Family	4.54%
Townhouse	0.28%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
3.501% to 4.000%	1	$575,998	0.08%	3.750%	710	$575,998	77.32%	100.00%	100.00%
4.001% to 4.500%	4	1,694,906	0.23	4.484	744	423,727	72.21	58.11	79.18
4.501% to 5.000%	62	21,494,505	2.98	4.898	753	346,686	71.75	84.69	67.39
5.001% to 5.500%	592	164,409,719	22.77	5.398	740	277,719	73.43	54.12	77.76
5.501% to 6.000%	1,443	376,062,475	52.08	5.811	730	260,612	74.82	36.00	89.04
6.001% to 6.500%	498	137,280,422	19.01	6.272	724	275,663	76.53	23.02	88.29
6.501% to 7.000%	66	20,478,972	2.84	6.720	725	310,287	77.44	13.04	88.93
7.001% to 7.500%	1	29,553	0.00	7.125	795	29,553	80.00	100.00	0.00
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.750% per annum to 7.125% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 5.798% per annum.

Remaining Months to Stated Maturity

Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
353	1	$575,998	0.08%	3.750%	710	$575,998	77.32%	100.00%	100.00%
355	2	636,000	0.09	5.156	713	318,000	55.74	68.87	100.00
356	11	3,077,315	0.43	5.320	741	279,756	74.93	55.07	91.46
357	14	4,322,063	0.60	5.295	738	308,719	73.27	68.04	75.03
358	491	135,008,632	18.70	5.722	735	274,967	74.29	48.92	83.62
359	1,115	295,867,579	40.98	5.853	732	265,352	74.21	39.21	84.91
360	1,033	282,538,963	39.13	5.796	730	273,513	75.75	32.11	87.47
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 353 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
$50,000 or less	5	$171,877	0.02%	6.619%	742	$34,375	81.22%	32.96%	0.00%
$50,001 to $100,000	99	8,441,782	1.17	5.933	736	85,271	74.45	47.05	71.29
$100,001 to $150,000	404	52,191,918	7.23	5.840	727	129,188	76.28	53.15	77.48
$150,001 to $200,000	537	94,612,440	13.10	5.795	731	176,187	75.62	48.07	82.40
$200,001 to $250,000	397	89,341,745	12.37	5.766	729	225,042	75.09	45.72	85.40
$250,001 to $300,000	362	99,227,619	13.74	5.763	732	274,109	74.43	34.47	82.94
$300,001 to $350,000	273	88,982,930	12.32	5.739	735	325,945	74.80	28.58	91.72
$350,001 to $400,000	208	76,881,577	10.65	5.780	732	369,623	74.23	35.67	87.28
$400,001 to $450,000	97	41,612,221	5.76	5.908	731	428,992	75.55	29.75	85.47
$450,001 to $500,000	82	39,186,925	5.43	5.890	728	477,889	76.77	34.24	89.18
$500,001 to $550,000	72	37,986,892	5.26	5.807	734	527,596	75.23	34.75	86.17
$550,001 to $600,000	34	19,615,932	2.72	5.904	729	576,939	76.34	38.35	91.07
$600,001 to $650,000	37	23,386,054	3.24	5.753	738	632,056	75.17	40.53	94.73
$650,001 to $700,000	8	5,483,492	0.76	5.639	734	685,437	76.57	50.38	100.00
$700,001 to $750,000	10	7,294,021	1.01	5.528	756	729,402	68.26	40.28	89.95
$750,001 to $800,000	9	7,032,039	0.97	5.783	734	781,338	65.40	33.36	88.64
$800,001 to $850,000	6	4,930,036	0.68	5.766	734	821,673	71.35	33.35	66.65
$850,001 to $900,000	8	7,027,450	0.97	5.702	734	878,431	71.58	37.85	87.77
$900,001 to $950,000	3	2,776,400	0.38	5.960	705	925,467	73.42	34.00	34.00
$950,001 to $1,000,000	16	15,843,200	2.19	6.030	729	990,200	68.06	24.97	93.69
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $27,092 to approximately $1,000,000 and the average outstanding principal balance of the Mortgage Loans was approximately $270,726.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
3 Year/6 Month LIBOR ARM	59	$16,401,603	2.27%	6.025%	725	$277,993	73.35%	11.11%	0.00%
3 Year/1 Year LIBOR ARM	15	4,215,266	0.58	5.628	746	281,018	74.92	69.44	0.00
3 Year/1 Year CMT ARM	35	7,722,004	1.07	5.297	724	220,629	68.24	84.08	0.00
5 Year/6 Month LIBOR ARM	224	46,721,436	6.47	5.812	729	208,578	74.84	31.78	0.00
5 Year/1 Year LIBOR ARM	90	25,732,911	3.56	5.389	742	285,921	71.10	64.30	0.00
5 Year/1 Year CMT ARM	14	2,712,740	0.38	5.473	709	193,767	71.70	80.76	0.00
6 Month LIBOR IO ARM	9	2,687,220	0.37	5.552	746	298,580	77.46	25.35	100.00
3 Year/6 Month LIBOR IO ARM	399	126,832,653	17.57	5.948	730	317,876	76.05	24.33	100.00
3 Year/1 Year LIBOR IO ARM	11	5,681,900	0.79	5.716	746	516,536	78.79	22.60	100.00
3 Year/1 Year CMT IO ARM	44	15,258,236	2.11	5.133	744	346,778	75.92	84.56	100.00
5 Year/6 Month LIBOR IO ARM	1,569	389,701,358	53.97	5.865	729	248,376	74.97	34.66	100.00
5 Year/1 Year LIBOR IO ARM	125	50,996,480	7.06	5.541	743	407,972	73.62	53.76	100.00
5 Year/1 Year CMT IO ARM	73	27,362,743	3.79	5.464	753	374,832	73.71	92.74	100.00
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Fully Amortizing	437	$103,505,960	14.34%	5.686%	732	$236,856	73.10%	43.31%	0.00%
36 Month Interest-Only	55	20,940,136	2.90	5.291	745	380,730	76.70	67.75	100.00
60 Month Interest-Only	175	71,384,023	9.89	5.514	745	407,909	73.51	73.95	100.00
120 Month Interest-Only	2,000	526,196,431	72.88	5.879	729	263,098	75.25	31.66	100.00
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Alabama	5	$707,625	0.10%	5.627%	745	$141,525	79.91%	66.08%	100.00%
Alaska	1	344,000	0.05	5.750	695	344,000	80.00	100.00	100.00
Arizona	389	84,243,563	11.67	5.895	728	216,564	78.49	44.58	93.09
Arkansas	1	129,750	0.02	6.125	680	129,750	79.97	100.00	100.00
California	896	324,257,706	44.91	5.796	733	361,895	72.42	31.18	88.64
Colorado	83	18,084,749	2.50	5.734	728	217,889	78.02	52.02	84.12
Connecticut	9	3,233,867	0.45	5.832	732	359,319	67.97	16.33	79.50
Delaware	3	585,400	0.08	5.447	722	195,133	74.14	100.00	100.00
Florida	200	42,924,902	5.95	5.901	734	214,625	76.25	35.41	87.56
Georgia	32	6,641,169	0.92	5.875	728	207,537	77.82	43.15	82.72
Hawaii	2	931,740	0.13	5.640	720	465,870	76.14	0.00	100.00
Idaho	8	2,336,849	0.32	5.431	751	292,106	63.12	82.29	43.85
Illinois	122	28,908,495	4.00	5.797	730	236,955	77.22	36.88	68.05
Iowa	2	169,416	0.02	5.369	740	84,708	73.96	100.00	0.00
Kansas	6	1,116,792	0.15	5.978	699	186,132	79.26	53.44	86.49
Louisiana	6	1,222,037	0.17	5.418	728	203,673	79.67	78.40	56.53
Maryland	37	11,286,169	1.56	5.737	717	305,032	77.84	49.12	88.51
Massachusetts	16	3,359,525	0.47	5.858	730	209,970	76.94	33.90	54.75
Michigan	7	1,382,746	0.19	5.611	736	197,535	79.72	55.71	82.11
Minnesota	62	13,350,190	1.85	5.814	726	215,326	75.84	40.97	76.03
Mississippi	1	145,200	0.02	5.500	666	145,200	80.00	100.00	100.00
Missouri	11	3,243,999	0.45	5.386	741	294,909	77.50	64.07	87.54
Montana	3	719,320	0.10	6.265	716	239,773	68.90	0.00	100.00
Nevada	99	26,501,210	3.67	5.767	734	267,689	75.13	25.59	90.00
New Hampshire	5	1,183,600	0.16	5.877	735	236,720	79.77	18.29	77.42
New Jersey	16	4,284,603	0.59	5.708	725	267,788	78.06	47.88	80.32
New Mexico	7	1,073,192	0.15	6.291	735	153,313	80.51	12.82	62.39
New York	40	14,323,124	1.98	5.764	723	358,078	69.61	34.05	71.43
North Carolina	23	4,671,204	0.65	6.015	733	203,096	72.79	32.16	88.78
Ohio	3	436,100	0.06	5.244	726	145,367	81.15	100.00	72.48
Oklahoma	1	616,000	0.09	5.875	779	616,000	80.00	0.00	0.00
Oregon	108	21,072,985	2.92	5.723	745	195,120	73.96	51.45	84.58
Pennsylvania	18	2,172,996	0.30	5.878	716	120,722	76.69	46.31	52.71
Rhode Island	2	526,350	0.07	6.125	695	263,175	83.69	0.00	42.03
South Dakota	1	143,900	0.02	5.375	740	143,900	79.99	100.00	0.00
Texas	66	10,949,768	1.52	5.815	725	165,906	79.04	53.25	54.40
Utah	7	1,122,410	0.16	5.965	702	160,344	86.60	55.79	82.71
Virginia	40	11,594,630	1.61	5.780	730	289,866	77.08	32.60	77.93
Washington	287	65,476,069	9.07	5.697	738	228,140	77.47	59.09	88.52
West Virginia	1	170,186	0.02	5.500	774	170,186	73.99	100.00	0.00
Wisconsin	41	6,383,014	0.88	5.825	708	155,683	76.79	57.61	51.88
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

No more than approximately 0.53% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
50.00% or less	100	$25,399,827	3.52%	5.694%	749	$253,998	40.64%	22.84%	75.73%
50.01% to 55.00%	53	13,831,332	1.92	5.596	730	260,969	52.48	30.32	76.96
55.01% to 60.00%	70	21,491,931	2.98	5.762	734	307,028	58.08	20.56	83.24
60.01% to 65.00%	167	52,068,823	7.21	5.711	735	311,789	63.69	18.19	82.47
65.01% to 70.00%	160	52,492,799	7.27	5.684	730	328,080	68.93	39.14	82.71
70.01% to 75.00%	255	80,422,988	11.14	5.880	726	315,384	73.95	32.29	84.37
75.01% to 80.00%	1,795	460,675,705	63.80	5.813	732	256,644	79.74	43.78	88.13
80.01% to 85.00%	19	4,272,050	0.59	5.781	725	224,845	83.67	50.48	86.02
85.01% to 90.00%	36	8,539,845	1.18	6.184	708	237,218	89.64	26.59	53.24
90.01% to 95.00%	12	2,831,250	0.39	5.907	718	235,938	94.67	66.90	81.66
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 16.71% to 95.00% and the weighted average Original Loan-to-Value of the Mortgage Loans was approximately 74.81%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Purchase	1,611	$421,112,536	58.32%	5.808%	739	$261,398	77.86%	38.91%	86.15%
Refinance - Cashout	710	201,815,878	27.95	5.847	722	284,248	69.29	34.52	84.93
Refinance - Rate Term	346	99,098,136	13.72	5.657	722	286,411	73.09	45.30	85.09
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Single Family	1,521	$426,146,969	59.02%	5.784%	730	$280,176	74.14%	37.64%	86.50%
Planned Unit Development	685	182,214,215	25.24	5.768	733	266,006	76.41	43.74	86.40
Condominium	350	78,839,018	10.92	5.820	737	225,254	76.04	37.61	81.33
Two- to Four-Family	100	32,813,808	4.54	6.101	735	328,138	71.49	24.83	82.11
Townhouse	11	2,012,540	0.28	5.712	725	182,958	78.36	27.06	70.73
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Stated Income	1,307	$374,228,293	51.83%	5.886%	733	$286,326	76.06%	0.00%	87.04%
Full Documentation	1,113	278,414,623	38.56	5.654	730	250,148	76.39	100.00	83.90
No Documentation	162	42,697,730	5.91	5.862	735	263,566	57.78	0.00	82.72
No Ratio	85	26,685,904	3.70	5.972	730	313,952	68.03	0.00	89.58
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Primary	2,225	$616,362,060	85.37%	5.768%	729	$277,017	75.39%	39.82%	85.52%
Investment	331	78,279,801	10.84	6.037	749	236,495	70.44	30.16	86.94
Second Home	111	27,384,689	3.79	5.798	751	246,709	74.20	34.24	85.34
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
0	1,033	$282,538,963	39.13%	5.796%	730	$273,513	75.75%	32.11%	87.47%
1	1,115	295,867,579	40.98	5.853	732	265,352	74.21	39.21	84.91
2	491	135,008,632	18.70	5.722	735	274,967	74.29	48.92	83.62
3	14	4,322,063	0.60	5.295	738	308,719	73.27	68.04	75.03
4	11	3,077,315	0.43	5.320	741	279,756	74.93	55.07	91.46
5	2	636,000	0.09	5.156	713	318,000	55.74	68.87	100.00
7	1	575,998	0.08	3.750	710	575,998	77.32	100.00	100.00
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
None	1,894	$539,597,822	74.73%	5.780%	733	$284,899	74.11%	39.44%	83.52%
36 Months	773	182,428,728	25.27	5.853	728	236,001	76.87	35.95	92.01
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 36 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
621 to 625	3	$825,700	0.11%	6.113%	624	$275,233	76.31%	100.00%	100.00%
626 to 650	19	4,801,927	0.67	5.870	641	252,733	75.01	93.09	96.21
651 to 675	219	57,472,553	7.96	5.896	666	262,432	74.17	50.68	82.80
676 to 700	388	102,286,853	14.17	5.888	689	263,626	75.13	41.93	83.49
701 to 725	592	159,693,068	22.12	5.846	713	269,752	76.16	30.80	86.16
726 to 750	542	149,156,973	20.66	5.764	738	275,197	75.07	31.93	87.79
751 to 775	497	134,996,464	18.70	5.731	762	271,623	74.71	41.60	87.63
776 to 800	328	92,601,610	12.83	5.701	786	282,322	72.99	42.45	84.50
801 to 819	79	20,191,402	2.80	5.804	808	255,587	71.29	43.67	74.28
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 621 to 819 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 732.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
1.501% to 2.000%	3	$898,800	0.12%	5.311%	750	$299,600	80.00%	24.34%	100.00%
2.001% to 2.500%	2,497	667,860,027	92.50	5.835	731	267,465	74.91	34.59	86.06
2.501% to 3.000%	167	53,267,723	7.38	5.348	744	318,968	73.47	88.56	80.41
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the Gross Margins for the Mortgage Loans ranged from 2.000% per annum to 2.750% per annum and the weighted average Gross Margin of the Mortgage Loans was approximately 2.287% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
9.001% to 9.500%	1	$105,560	0.01%	4.250%	679	$105,560	58.89%	100.00%	0.00%
9.501% to 10.000%	33	13,400,018	1.86	4.850	756	406,061	70.46	81.15	61.73
10.001% to 10.500%	156	54,518,855	7.55	5.351	744	349,480	73.66	67.02	70.65
10.501% to 11.000%	129	44,922,320	6.22	5.595	741	348,235	72.76	70.67	80.99
11.001% to 11.500%	450	114,171,560	15.81	5.440	739	253,715	73.47	47.81	81.54
11.501% to 12.000%	1344	340,326,720	47.13	5.815	729	253,219	75.09	32.72	89.85
12.001% to 12.500%	483	132,911,472	18.41	6.274	723	275,179	76.46	22.57	88.10
12.501% to 13.000%	66	20,478,972	2.84	6.720	725	310,287	77.44	13.04	88.93
13.001% to 13.500%	1	29,553	0.00	7.125	795	29,553	80.00	100.00	0.00
16.501% to 17.000%	1	135,600	0.02	5.500	714	135,600	80.00	100.00	100.00
17.001% to 17.500%	1	650,000	0.09	5.125	780	650,000	70.19	0.00	100.00
17.501% to 18.000%	1	163,920	0.02	5.875	676	163,920	80.00	100.00	100.00
18.001% to 18.500%	1	212,000	0.03	6.125	669	212,000	80.00	100.00	100.00
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Mortgage Loans ranged from 9.250% per annum to 18.250% per annum and the weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 11.661% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
October 2005	1	$388,000	0.05%	6.000%	788	$388,000	80.00%	0.00%	100.00%
November 2005	6	1,951,620	0.27	5.404	748	325,270	76.51	17.09	100.00
December 2005	2	347,600	0.05	5.881	687	173,800	80.00	100.00	100.00
November 2007	1	575,998	0.08	3.750	710	575,998	77.32	100.00	100.00
February 2008	5	1,465,605	0.20	5.153	723	293,121	75.73	30.57	100.00
March 2008	3	576,196	0.08	5.452	741	192,065	70.45	23.53	45.30
April 2008	142	45,685,058	6.33	5.750	732	321,726	76.11	43.83	81.57
May 2008	249	74,007,107	10.25	5.896	733	297,217	74.98	28.35	83.42
June 2008	161	53,016,098	7.34	5.892	729	329,293	75.71	25.15	87.18
July 2008	2	785,600	0.11	5.703	721	392,800	78.88	100.00	31.26
January 2010	2	636,000	0.09	5.156	713	318,000	55.74	68.87	100.00
February 2010	6	1,611,710	0.22	5.472	758	268,618	74.20	77.36	83.69
March 2010	11	3,745,867	0.52	5.270	738	340,533	73.70	74.89	79.60
April 2010	348	88,935,574	12.32	5.707	735	255,562	73.32	51.75	84.61
May 2010	860	219,908,852	30.46	5.842	732	255,708	73.93	43.06	85.27
June 2010	838	220,353,395	30.52	5.775	730	262,952	75.64	33.66	87.60
July 2010	30	8,036,270	1.11	5.754	729	267,876	78.54	25.75	90.70
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**38.56%**	**85.66%**

MORTGAGE LOAN ASSUMPTIONS

Loan Number	Current Balances ($)	Current Mortgage Rate (%)	Net Mortgage Rate (%)	Original Term to Maturity (in months)	Remaining Term to Maturity (in months)	Gross Margin (%)	Initial Periodic Rate Cap (%)	Subsequent Periodic Rate Cap (%)	Maximum Gross Mortgage Rate (%)	Minimum Gross Mortgage Rate (%)	Number of Months Until First Rate Adjustment	Rate Adjustment Frequency (in months)	Remaining Interest Only Months	Original Prepayment Penalty Months	Index
1	4,215,266.00	5.628	5.248	360	359	2.250	2.000	2.000	11.628	2.250	35	12	0	0	1Yr. LIBOR
2	7,722,004.00	5.297	4.917	360	359	2.750	2.000	2.000	11.297	2.750	35	12	0	0	1 Yr. Treas.
3	13,886,106.00	6.058	5.678	360	359	2.250	6.000	2.000	12.058	2.250	35	6	0	0	6 Mo. LIBOR
4	2,515,497.00	5.842	5.462	360	359	2.250	6.000	2.000	11.842	2.250	35	6	0	36	6 Mo. LIBOR
5	11,552,511.00	5.678	5.298	360	359	2.250	5.000	2.000	10.678	2.250	59	12	0	0	1Yr. LIBOR
6	1,459,102.00	5.668	5.288	360	359	2.750	4.359	2.000	10.882	2.750	59	12	0	0	1 Yr. Treas.
7	31,094,144.00	5.835	5.455	360	359	2.250	6.000	2.000	11.835	2.250	59	6	0	0	6 Mo. LIBOR
8	11,067,527.00	5.953	5.573	360	359	2.250	6.000	2.000	11.953	2.250	59	6	0	36	6 Mo. LIBOR
9	5,681,900.00	5.716	5.336	360	358	2.250	2.000	2.000	11.716	2.250	34	12	34	0	1Yr. LIBOR
10	15,258,236.00	5.133	4.753	360	358	2.750	2.000	2.000	11.133	2.750	34	12	34	0	1 Yr. Treas.
11	30,806,480.00	5.727	5.347	360	359	2.250	5.000	2.000	10.727	2.250	59	12	59	0	1Yr. LIBOR
12	17,140,607.00	5.627	5.247	360	359	2.750	5.000	2.000	10.627	2.750	59	12	59	0	1 Yr. Treas.
13	2,687,220.00	5.552	5.172	360	359	2.252	N/A	N/A	14.312	2.252	5	6	119	0	6 Mo. LIBOR
14	89,522,756.00	5.947	5.567	360	359	2.250	6.000	2.000	11.947	2.250	35	6	119	0	6 Mo. LIBOR
15	37,309,897.00	5.951	5.571	360	359	2.250	6.000	2.000	11.951	2.250	35	6	119	36	6 Mo. LIBOR
16	4,606,380.00	5.627	5.247	360	360	2.250	5.000	2.000	10.627	2.250	60	12	120	0	1Yr. LIBOR
17	243,811,035.00	5.923	5.543	360	359	2.250	6.000	2.000	11.923	2.250	59	6	119	0	6 Mo. LIBOR
18	119,478,194.00	5.871	5.491	360	359	2.250	6.000	2.000	11.871	2.250	59	6	119	36	6 Mo. LIBOR
19	14,180,400.00	5.153	4.773	360	359	2.250	5.000	2.000	10.153	2.250	59	12	0	0	1Yr. LIBOR
20	1,253,638.00	5.246	4.866	360	358	2.750	4.462	2.000	10.425	2.649	58	12	0	0	1 Yr. Treas.
21	3,562,909.00	5.318	4.938	360	359	2.250	6.000	2.000	11.318	2.250	60	6	0	0	6 Mo. LIBOR
22	996,856.00	5.292	4.912	360	359	2.250	6.000	2.000	11.292	2.250	59	6	0	36	6 Mo. LIBOR
23	13,214,800.00	5.122	4.742	360	358	2.250	5.000	2.000	10.122	2.362	58	12	58	0	1Yr. LIBOR
24	10,222,136.00	5.190	4.810	360	358	2.750	5.000	2.000	10.190	2.750	58	12	58	0	1 Yr. Treas.
25	2,368,820.00	5.290	4.910	360	359	2.250	5.000	2.000	10.290	2.250	59	12	119	0	1Yr. LIBOR
26	15,351,372.00	5.316	4.936	360	360	2.250	6.000	2.000	11.316	2.250	60	6	120	0	6 Mo. LIBOR
27	11,060,757.00	5.284	4.904	360	360	2.250	6.000	2.000	11.284	2.250	60	6	120	36	6 Mo. LIBOR

Discount Margin Analysis

	10% CPR *To Call*	15% CPR *To Call*	20% CPR *To Call*	25% CPR *To Call*	30% CPR *To Call*	35% CPR *To Call*	40% CPR *To Call*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class A-1							
100.00000%	29	29	29	29	29	29	29
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class A-2							
100.00000%	34	34	34	34	34	34	34
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class M-1							
100.00000%	44	44	44	44	44	44	44
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class M-2							
100.00000%	50	50	50	50	50	50	50
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class M-3							
100.00000%	55	55	55	55	55	55	55
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class M-4							
100.00000%	60	60	60	60	60	60	60
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class B-1							
100.00000%	95	95	95	95	95	95	95
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08
Class B-2							
100.00000%	165	165	165	165	165	165	165
WAL (yrs)	7.09	4.83	3.55	2.77	2.24	1.86	1.57
Principal Window	Jul05 - Apr19	Jul05 - Mar15	Jul05 - Aug12	Jul05 - Jan11	Jul05 - Dec09	Jul05 - Mar09	Jul05 - Aug08

Discount Margin Analysis

	10% CPR To Maturity	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity	40% CPR To Maturity
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class A-1							
100.00000%	31	32	33	33	34	34	34
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class A-2							
100.00000%	37	38	39	39	39	39	40
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class M-1							
100.00000%	46	46	47	47	47	48	48
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class M-2							
100.00000%	52	53	53	54	54	54	54
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class M-3							
100.00000%	57	58	59	59	59	59	59
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class M-4							
100.00000%	62	63	64	64	65	65	65
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class B-1							
100.00000%	99	100	101	102	102	102	103
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15
Class B-2							
100.00000%	171	173	175	176	177	178	178
WAL (yrs)	8.12	5.72	4.29	3.37	2.74	2.27	1.92
Principal Window	Jul05 - Feb34	Jul05 - Jan31	Jul05 - Aug26	Jul05 - Oct22	Jul05 - Nov19	Jul05 - Jul17	Jul05 - Oct15

Available Funds Rate

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	07/25/05	5.48	5.48
2	08/25/05	5.48	10.03
3	09/25/05	5.48	10.05
4	10/25/05	5.49	10.08
5	11/25/05	5.49	10.10
6	12/25/05	5.49	10.13
7	01/25/06	5.49	10.15
8	02/25/06	5.49	10.18
9	03/25/06	5.50	10.21
10	04/25/06	5.50	10.23
11	05/25/06	5.50	10.26
12	06/25/06	5.50	10.29
13	07/25/06	5.50	10.31
14	08/25/06	5.51	10.34
15	09/25/06	5.51	10.37
16	10/25/06	5.51	10.40
17	11/25/06	5.51	10.43
18	12/25/06	5.52	10.45
19	01/25/07	5.52	10.48
20	02/25/07	5.52	10.51
21	03/25/07	5.52	10.54
22	04/25/07	5.53	10.57
23	05/25/07	5.53	10.60
24	06/25/07	5.53	10.63
25	07/25/07	5.53	10.66
26	08/25/07	5.54	10.69
27	09/25/07	5.54	10.72
28	10/25/07	5.54	10.75
29	11/25/07	5.55	10.78
30	12/25/07	5.55	10.81
31	01/25/08	5.55	10.84
32	02/25/08	5.55	10.87
33	03/25/08	5.56	10.90
34	04/25/08	5.56	10.93
35	05/25/08	5.59	10.95
36	06/25/08	5.59	10.72

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
37	07/25/08	5.60	10.75
38	08/25/08	5.57	10.72
39	09/25/08	5.57	10.73
40	10/25/08	5.57	10.75
41	11/25/08	5.57	10.76
42	12/25/08	5.57	10.78
43	01/25/09	5.57	10.80
44	02/25/09	5.57	10.81
45	03/25/09	5.57	10.83
46	04/25/09	5.57	10.85
47	05/25/09	5.57	10.86
48	06/25/09	5.57	10.87
49	07/25/09	5.57	10.89
50	08/25/09	5.57	10.91
51	09/25/09	5.57	10.93
52	10/25/09	5.57	10.95
53	11/25/09	5.57	10.97
54	12/25/09	5.57	10.99
55	01/25/10	5.57	11.02
56	02/25/10	5.57	11.04
57	03/25/10	5.57	11.06
58	04/25/10	5.57	11.08
59	05/25/10	5.60	11.02
60	6/25/10	5.66	11.26
61	7/25/10	5.69	11.55
62	8/25/10	5.69	11.55
63	9/25/10	5.69	11.55
64	10/25/10	5.69	11.55
65	11/25/10	5.69	11.55
66	12/25/10	5.69	11.56
67	1/25/11	5.69	11.57

(1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

(2) Assumes no losses, 20% optional termination, 25% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.

(3) Assumes no losses, 20% optional termination, 25% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Corridor Contract

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	06/28/05	07/25/05	713,719,000	5.181	9.700
2	07/25/05	08/25/05	700,312,855	5.182	9.700
3	08/25/05	09/25/05	687,185,258	5.183	9.700
4	09/25/05	10/25/05	674,300,968	5.184	9.700
5	10/25/05	11/25/05	661,655,485	5.185	9.700
6	11/25/05	12/25/05	649,244,387	5.219	9.700
7	12/25/05	01/25/06	637,063,157	5.220	9.700
8	01/25/06	02/25/06	625,107,719	5.221	9.700
9	02/25/06	03/25/06	613,373,899	5.223	9.700
10	03/25/06	04/25/06	601,857,592	5.224	9.700
11	04/25/06	05/25/06	590,554,770	5.225	9.700
12	05/25/06	06/25/06	579,461,485	5.226	9.700
13	06/25/06	07/25/06	568,573,859	5.227	9.700
14	07/25/06	08/25/06	557,888,080	5.228	9.700
15	08/25/06	09/25/06	547,400,419	5.230	9.700
16	09/25/06	10/25/06	537,107,202	5.231	9.700
17	10/25/06	11/25/06	527,004,834	5.232	9.700
18	11/25/06	12/25/06	517,089,782	5.234	9.700
19	12/25/06	01/25/07	507,358,575	5.235	9.700
20	01/25/07	02/25/07	497,807,812	5.236	9.700
21	02/25/07	03/25/07	488,434,151	5.238	9.700
22	03/25/07	04/25/07	479,234,316	5.239	9.700
23	04/25/07	05/25/07	470,205,086	5.241	9.700
24	05/25/07	06/25/07	461,343,303	5.242	9.700
25	06/25/07	07/25/07	452,645,869	5.244	9.700
26	07/25/07	08/25/07	444,109,738	5.245	9.700
27	08/25/07	09/25/07	435,731,921	5.247	9.700
28	09/25/07	10/25/07	427,509,494	5.248	9.700
29	10/25/07	11/25/07	419,439,577	5.250	9.700
30	11/25/07	12/25/07	411,519,341	5.251	9.700
31	12/25/07	01/25/08	403,746,023	5.253	9.700
32	01/25/08	02/25/08	396,116,893	5.255	9.700
33	02/25/08	03/25/08	388,629,289	5.257	9.700
34	03/25/08	04/25/08	381,280,584	5.258	9.700
35	04/25/08	05/25/08	374,068,209	5.320	9.700
36	05/25/08	06/25/08	366,978,595	6.570	9.700
37	06/25/08	07/25/08	360,025,747	6.573	9.700
38	07/25/08	08/25/08	353,201,880	6.575	9.700
39	08/25/08	09/25/08	346,504,610	6.578	9.700
40	09/25/08	10/25/08	339,931,591	6.581	9.700
41	10/25/08	11/25/08	333,480,524	6.583	9.700
42	11/25/08	12/25/08	327,149,147	6.586	9.700
43	12/25/08	01/25/09	320,935,246	6.589	9.700
44	01/25/09	02/25/09	314,836,645	6.592	9.700
45	02/25/09	03/25/09	308,910,421	6.594	9.700
46	03/25/09	04/25/09	303,160,024	6.594	9.700
47	04/25/09	05/25/09	297,516,351	6.653	9.700
48	05/25/09	06/25/09	291,980,076	6.685	9.700
49	06/25/09	07/25/09	286,547,911	6.685	9.700
50	07/25/09	08/25/09	281,216,511	6.686	9.700
51	08/25/09	09/25/09	275,984,012	6.686	9.700
52	09/25/09	10/25/09	270,848,579	6.686	9.700
53	10/25/09	11/25/09	265,808,418	6.686	9.700
54	11/25/09	12/25/09	260,861,763	6.686	9.700
55	12/25/09	01/25/10	256,006,887	6.686	9.700
56	01/25/10	02/25/10	251,242,085	6.686	9.700
57	02/25/10	03/25/10	246,565,692	6.686	9.700
58	03/25/10	04/25/10	241,976,071	6.686	9.700
59	04/25/10	05/25/10	237,471,618	6.920	9.700